Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mohawk Industries, Inc.:
We consent to the use of our reports dated February 28, 2020, with respect to the consolidated balance sheets of Mohawk Industries, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference. Our report on the consolidated financial statements refers to a change to the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, Leases, and subsequent amendments.

/s/ KPMG LLP
Atlanta, Georgia
November 5, 2020